SC 13G 1 sc13g-new.htm SCHEDULE 13G
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                            Brownies Marine Group
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                  115867202
       ------------------------------------------------------------------
                                 (CUSIP Number)

                               January, 9th 2018
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [  ]    Rule 13d-1(b)
      [ X ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.          115867202
          --------------------------
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William Michael Schantz
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2.   Check the Appropriate Box if a Member of a Group. (See Instructions)

     (a)  [   ]

     (b)  [  X ]
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3.   SEC Use Only.

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4.   Citizenship or Place of Organization.

     American
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Number of         5. Sole Voting Power.                              6,521,750

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                   0

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                        6,521,750

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                               0

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person.   6,521,750


10.  Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares.
     (See Instructions) [   ]


11. Percent of Class Represented by Amount in Row. (9)                     8%


12.  Type of Reporting Person. (See Instructions)                           IN




Item 1.

          (a)  Name of Issuer.

               Brownies Marine Group


          (b)  Address of Issuer's Principal Executive Offices.

               3001 NW 25th Avenue, Suite 1,
Pompano Beach Florida 33069

Item 2.

          (a)  Name of Person Filing.

               (1)  William Michael Schantz



          (b)  Address of Principal Business Office or, if none, Residence.

               PO BOX 2074
Sonoma, CA 95476


          (c)  Citizenship.

               (1)  American


          (d)  Title of Class of Securities.

               Common Stock


          (e)  CUSIP Number.

               115867202


Item 3.  (1)   Not applicable.


Item 4.  Ownership.


         Reference is made to Items 5-9 and 11 on the cover pages of this filing.


Item 5.  Ownership of Five Percent or Less of a Class.


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.


      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


         Not applicable.


Item 8.  Identification and Classification of Members of the Group.


         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:


Signature

William Michael Schantz
Name/Title